Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 24, 2023

Sirs,

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Lima.-

Of our consideration:

Hereby, in relation to the provisions of Circular No. 285-2015-SMV/11.1 dated December 21, 2015, referring to the Monthly Position in Derivative Financial Instruments, and in accordance with the provisions of articles 3, 4 and 5 of the Regulation of Important Facts and Confidential Information, approved by SMV Resolution No. 005-2014-SMV/01, we comply with informing that our company has settled in February of this year all the derivative financial instruments it had.

In this sense, as long as our company does not acquire new derivative financial instruments, we will stop presenting the “Monthly position form for derivative financial instruments”, since we do not have financial instruments to declare.

Without further ado, I remain.

Carefully,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market

Representative